FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2025
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Interim condensed consolidated financial statements
5	Condensed consolidated balance sheet

7	Condensed consolidated income statements

8	Condensed consolidated statements of recognised income and expense

9	Condensed consolidated statements of changes in total equity

11	Condensed consolidated statements of cash flows

Explanatory notes to the interim condensed consolidated financial statements
12	Note 1: Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
14	Note 2: Grupo Santander
15	Note 3: Shareholder remuneration system and earnings per share
17	Note 4: Remuneration and other benefits paid to Banco Santander's directors and senior managers
19	Note 5: Financial assets
22	Note 6: Non-current assets held for sale
22	Note 7: Tangible assets
23	Note 8: Intangible assets
24	Note 9: Financial liabilities
26	Note 10: Provisions
33	Note 11: Equity
37	Note 12: Segment information (primary segment)
38	Note 13: Related parties
41	Note 14: Off-balance-sheet exposures
41	Note 15: Average headcount and number of branches
42	Note 16: Other disclosures
52	Note 17: Explanation added for translation to English

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2025 AND 31 DECEMBER 2024
(EUR million)

ASSETS	Note	31-03-2025	31-12-2024 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		166,948	192,208

FINANCIAL ASSETS HELD FOR TRADING	5	243,348	230,253
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,678	6,130
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	7,969	7,915
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	94,873	89,898
FINANCIAL ASSETS AT AMORTISED COST	5	1,221,296	1,203,707
HEDGING DERIVATIVES		4,665	5,672

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(384)	(704)

INVESTMENTS		7,460	7,277
Joint venture entities		2,080	2,061
Associated entities		5,380	5,216

ASSETS UNDER REINSURANCE CONTRACTS		239	222

TANGIBLE ASSETS	7	30,822	32,087
Property, plant and equipment		29,987	31,212
For own-use		12,408	12,636
Leased out under an operating lease		17,579	18,576
Investment properties		835	875
Of which : Leased out under an operating lease		743	749
INTANGIBLE ASSETS	8	19,150	19,259
Goodwill		13,510	13,438
Other intangible assets		5,640	5,821

TAX ASSETS		29,171	30,596
Current tax assets		9,878	11,426
Deferred tax assets		19,293	19,170

OTHER ASSETS		9,973	8,559
Insurance contracts linked to pensions		56	81
Inventories		5	6
Other		9,912	8,472

NON-CURRENT ASSETS HELD FOR SALE	6	3,969	4,002
TOTAL ASSETS		1,845,177	1,837,081
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2025.

January - March 2025	5

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2025 AND 31 DECEMBER 2024
(EUR million)

LIABILITIES	Note	31-03-2025	31-12-2024 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	164,971	152,151
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	35,920	36,360
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,477,629	1,484,322
HEDGING DERIVATIVES		4,505	4,752
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		49	(9)
LIABILITIES UNDER INSURANCE CONTRACTS		17,777	17,829
PROVISIONS		8,353	8,407
Pension and other post-retirement obligations	10	1,627	1,731
Other long term employee benefits	10	865	915
Taxes and other legal contingencies	10	2,720	2,717
Contingent liabilities and commitments	14	709	710
Other provisions	10	2,432	2,334
TAX LIABILITIES		10,099	9,598
Current tax liabilities		3,716	3,322
Deferred tax liabilities		6,383	6,276
OTHER LIABILITIES		15,360	16,344
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,734,663	1,729,754
SHAREHOLDERS´ EQUITY		137,564	135,196
CAPITAL	11	7,576	7,576
Called up paid capital		7,576	7,576
Unpaid capital which has been called up		—	—
SHARE PREMIUM		40,079	40,079
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of the compound financial instrument		—	—
Other equity instruments issued		—	—
OTHER EQUITY		215	217
ACCUMULATED RETAINED EARNINGS		94,871	82,326
REVALUATION RESERVES		—	—
OTHER RESERVES		(6,450)	(5,976)
(-) OWN SHARES		(597)	(68)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	3,402	12,574
(-) INTERIM DIVIDENDS		(1,532)	(1,532)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(36,179)	(36,595)
ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(4,232)	(4,757)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(31,947)	(31,838)
NON-CONTROLLING INTEREST		9,129	8,726
Other comprehensive income		(1,888)	(2,020)
Other items		11,017	10,746
TOTAL EQUITY		110,514	107,327
TOTAL LIABILITIES AND EQUITY		1,845,177	1,837,081
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		306,977	302,861
Financial guarantees granted		17,548	16,901
Other commitments granted		163,316	134,493
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2025.

6	January - March 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2025 AND 2024

(EUR million)		(Debit) / Credit
	Note	01-01-2025 to 31-03-2025	01-01-2024 to 31-03-2024 (*)
Interest income		26,903	29,243
Financial assets at fair value through other comprehensive income		1,543	1,845
Financial assets at amortised cost		20,377	21,374
Other interest income		4,983	6,024
Interest expense		(15,525)	(17,260)
Interest income/ (charges)		11,378	11,983
Dividend income		88	93
Income from companies accounted for using the equity method		168	123
Commission income		4,519	4,390
Commission expense		(1,150)	(1,150)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		(4)	24
Financial assets at amortised cost		(5)	(21)
Other financial assets and liabilities		1	45
Gain or losses on financial assets and liabilities held for trading, net		389	364
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		389	364
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		495	253
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		495	253
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(33)	264
Gain or losses from hedge accounting, net		(44)	52
Exchange differences, net		(125)	(334)
Other operating income (**)		438	(121)
Other operating expenses		(591)	(896)
Income from insurance and reinsurance contracts		123	100
Expenses from insurance and reinsurance contracts		(114)	(100)
Total income		15,537	15,045
Administrative expenses		(5,635)	(5,719)
Staff costs		(3,532)	(3,594)
Other general and administrative expenses		(2,103)	(2,125)
Depreciation and amortisation cost		(854)	(828)
Provisions or reversal of provisions, net		(621)	(633)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(3,156)	(3,134)
Financial assets at fair value through other comprehensive income		(33)	(9)
Financial assets at amortised cost	5	(3,123)	(3,125)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(102)	(129)
Tangible assets		(80)	(122)
Intangible assets		(19)	(4)
Others		(3)	(3)
Gain or losses on non financial assets and investments, net		2	2
Negative goodwill recognised in results		23	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(7)	(21)
Operating profit/(loss) before tax		5,187	4,583
Tax expense or income from continuing operations		(1,446)	(1,468)
Profit/(loss) for the period from continuing operations		3,741	3,115
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		3,741	3,115
Profit attributable to non-controlling interests		339	263
Profit/(loss) attributable to the parent		3,402	2,852
Earnings/(losses) per share	3
Basic		0.21	0.17
Diluted		0.21	0.17
(*) Presented for comparison purposes only (see Note 1.e).
(**) Includes EUR -125 million at 31 March 2025 (EUR -672 million at 31 March 2024) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2025.

January - March 2025	7

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2025 AND 2024
(EUR million)

		(Debit) / Credit
	Note	01-01-2025 to 31-03-2025	01-01-2024 to 31-03-2024 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		3,741	3,115
OTHER RECOGNISED INCOME AND EXPENSE		240	99
Items that will not be reclassified to profit or loss	11	233	91
Actuarial gains and losses on defined benefit pension plans		91	31
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		2	(3)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		220	148
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(26)	3
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		26	(3)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(62)	(105)
Income tax relating to items that will not be reclassified		(18)	20
Items that may be reclassified to profit or loss	11	7	8
Hedges of net investments in foreign operations (effective portion)	11	(45)	(311)
Revaluation gains (losses)		(45)	(311)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	(305)	610
Revaluation gains (losses)		(305)	610
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		442	(400)
Revaluation gains (losses)		(37)	(608)
Amounts transferred to income statement		479	208
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		103	(37)
Revaluation gains (losses)		68	(5)
Amounts transferred to income statement		35	(32)
Other reclassifications		—	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		(4)	11
Income tax relating to items that may be reclassified to profit or loss		(184)	135
Total recognised income and expenses for the year		3,981	3,214
Attributable to non-controlling interests		451	45
Attributable to the parent		3,530	3,169
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2025.

8	January - March 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2025 AND 2024
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2024 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2025 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Total recognised income and expense	—	—	—	—	—	—	—	—	3,402	—	128	112	339	3,981
Other changes in equity	—	—	—	(2)	12,545	—	(474)	(529)	(12,574)	—	288	20	(68)	(794)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(54)	(54)
Purchase of equity instruments	—	—	—	—	—	—	—	(859)	—	—	—	—	—	(859)
Disposal of equity instruments	—	—	—	—	—	—	6	330	—	—	—	—	—	336
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	12,545	—	(259)	—	(12,574)	—	288	20	(20)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	1	1
Share-based payment	—	—	—	(5)	—	—	—	—	—	—	—	—	—	(5)
Others increases or (-) decreases of the equity	—	—	—	3	—	—	(221)	—	—	—	—	—	5	(213)
Balance as at 03-31-2025	7,576	40,079	—	215	94,871	—	(6,450)	(597)	3,402	(1,532)	(36,179)	(1,888)	11,017	110,514
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2025.

January - March 2025	9

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2025 AND 2024
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2023 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2024 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Total recognised income and expense	—	—	—	—	—	—	—	—	2,852	—	317	(218)	263	3,214
Other changes in equity	(179)	(1,310)	8	(6)	8,225	—	(23)	644	(11,076)	1,298	83	—	(94)	(2,430)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(179)	(1,310)	—	—	—	—	179	1,310	—	—	—	—	—	—
Dividends	—	—	—	—	(1,471)	—	—	—	—	—	—	—	(113)	(1,584)
Purchase of equity instruments	—	—	—	—	—	—	—	(933)	—	—	—	—	—	(933)
Disposal of equity instruments	—	—	—	—	—	—	6	267	—	—	—	—	—	273
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,696	—	(1)	—	(11,076)	1,298	83	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(30)	—	—	—	—	—	—	—	—	—	(30)
Others increases or (-) decreases of the equity	—	—	8	24	—	—	(207)	—	—	—	—	—	19	(156)
Balance as at 03-31-24 (*)	7,913	43,063	728	189	82,339	—	(5,774)	(434)	2,852	—	(34,620)	(1,777)	10,546	105,025
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2025.

10	January - March 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2025 AND 2024
(EUR million)

	Note	31-03-2025	31-03-2024 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(18,114)	(46,912)
Profit/(loss) for the period		3,741	3,115
Adjustments made to obtain the cash flows from operating activities		8,125	7,203
Depreciation and amortisation cost		854	828
Other adjustments		7,271	6,375
Net increase/(decrease) in operating assets		41,094	50,787
Financial assets held-for-trading		12,730	33,009
Non-trading financial assets mandatorily at fair value through profit or loss		(342)	390
Financial assets at fair value through profit or loss		43	(1,110)
Financial assets at fair value through other comprehensive income		4,873	489
Financial assets at amortised cost		23,629	16,976
Other operating assets		161	1,033
Net increase/(decrease) in operating liabilities		10,602	(6,686)
Financial liabilities held-for-trading		12,773	8,393
Financial liabilities designated at fair value through profit or loss		(526)	(1,819)
Financial liabilities at amortised cost		(449)	(10,377)
Other operating liabilities		(1,196)	(2,883)
Income tax recovered/(paid)		512	243
B. CASH FLOWS FROM INVESTING ACTIVITIES		(521)	(1,142)
Payments		2,550	3,021
Tangible assets	7	1,970	2,591
Intangible assets		359	396
Investments		34	34
Subsidiaries and other business units	2	187	—
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		2,029	1,879
Tangible assets	7	1,695	1,597
Intangible assets		—	—
Investments		56	80
Subsidiaries and other business units		53	—
Non-current assets held for sale and associated liabilities	6	225	202
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(3,914)	(83)
Payments		4,628	2,801
Dividends	3	—	—
Subordinated liabilities		3,467	1,535
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		859	933
Other payments related to financing activities		302	333
Proceeds		714	2,718
Subordinated liabilities		346	2,408
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		338	275
Other proceeds related to financing activities		30	35
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(2,711)	1,956
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(25,260)	(46,181)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		192,208	220,342
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		166,948	174,161
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,685	8,355
Cash equivalents at central banks		147,820	153,253
Other financial assets		11,443	12,553
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		166,948	174,161
In which: restricted cash		—	—
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2025.

January - March 2025	11

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the three-month period ended 31 March 2025.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the three-month period ended 31 March 2025 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 29 April 2025. Grupo Santander's consolidated annual accounts for year 2024 were approved by shareholders at Banco Santander annual general meeting on 4 April 2025.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2024 were authorised at the board of directors meeting on 25 February 2025 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2024 and the consolidated results of its operations, and the consolidated cash flows in 2024. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 28 February 2025, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first three months of 2025.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first three months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2024.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2024. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

12	January - March 2025

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2024 including the following accounting standard with an effective application date 1 January 2025, which is detailed below:
•Amendment to IAS 21 Effects of changes in foreign currency exchange rates: IAS 21 established the requirements to apply when there is a temporary lack of interchangeability between two currencies, but did not give indications when this situation was not temporary. Given this scenario, IAS 21 has been modified establishing the criteria to identify these situations, specifying how entities should estimate the spot exchange rate, the methodologies and data to be considered, as well as the associated disclosure requirements. Group applied the aforementioned amendment in advance as of 31 December 2024; for more information see Note 1.c.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 31 March 2025 were applied in their preparation.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2025.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2024, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first three months of the year 2025.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;
•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;
•The recoverability of deferred tax assets; and
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the complex geopolitical situation and the changes in inflation levels and interest rates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.

January - March 2025	13

In addition, the Group has applied in the interim financial statements an alternative exchange rate for the conversion of its businesses in Argentina (1,426 pesos on 31 March 2025 ). This decision is due to the divergence observed between the official exchange rate and certain macroeconomic variables, mainly inflation, together with the fact that for certain operations, such as the repatriation of dividends, the exchange rate implicit in orderly transactions between market participants did not correspond to the official exchange rate. As of 31 March 2025, the alternative exchange rate used takes as a reference the CCL dollar ('contado con liquidación'), which is the exchange rate that results from the sale in US dollars of local bonds denominated in Argentine pesos (bonds with dual peso denomination /dollar), which as of this date does not differ significantly with other market rates.
During the three-month period ended 31 March 2025, there have been no additional significant changes in the estimates made at the end of 2024, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2024 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2024 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2024 contained in these interim financial statements is only presented for comparison purposes with the information relating to the three-month period ended 31 March 2025.
The information in Note 12 related to segment information for March 2024 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2024, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2024) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2025: Mexican peso (-2.49%), US dollar (-3.89%), Brazilian real (3.74%), Pound sterling (-0.92%), Chilean peso (0.27%) and Polish zloty (2.05%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-14.14%), US dollar (3.14%), Brazilian real (-12.64%), Pound sterling (2.45%), Chilean peso (1.42%) and Polish zloty (3.15%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the three-month period ended 31 March 2025.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the three-month period ended 31 March 2025.
h)    Events after the reporting period
On 28 April 2025, the Group confirmed that it had received interest from several parties and is currently in discussions with Erste Group Bank AG for the potential sale of a 49% stake in Santander Polska. As of the date of approval of these interim financial statements, there is no certainty that the discussions will lead to an agreement.

14	January - March 2025

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2024 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2024, 2023 and 2022.
The most significant transaction carried out during the first three months of 2025 or pending execution at 31 March 2025 is described below:
Agreement for the sale of the stake in Caceis
In 19 December 2024, Grupo Santander signed an agreement with Crédit Agricole S.A. for the sale of its 30.5% stake in the share capital of CACEIS. Following the execution of the planned transaction, Crédit Agricole S.A. will control 100% of the share capital of CACEIS.
The transaction will generate an increase of around 10 basis points on the fully loaded CET1 ratio and will not have a material impact on the Group's results or earnings per share.
The closing of the transaction is subject to the usual conditions for this type of transaction, including obtaining the relevant regulatory authorizations, which is expected to occur throughout 2025.
As a result of the above, as of 31 December 2024, this participation was reclassified, at its carrying value, from the caption 'investments' to the caption 'Non-current assets held for sale' in the balance sheet (see Note 6).
The joint depositary, custody and asset servicing services business of Grupo Santander and CACEIS in Latin America is not included in the scope of the transaction and will continue to be jointly controlled by Grupo Santander and CACEIS.
3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
During the first three months of 2025 and 2024, no cash remuneration has been made by Banco Santander.
At the Board of Directors meeting held on 25 February 2025, it was agreed to pay a complementary dividend in cash against 2024 results of EUR 11 cents per share which will become effective on 2 May 2025, which has been approved by the general meeting of shareholders on 4 April 2025.
Likewise, on 6 February 2025 a buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million.
At the general meeting of shareholders held on 22 March 2024, it was agreed to pay an interim dividend in cash against 2023 results of EUR 9.50 cents per share agreed by the board of directors on 19 February 2024, which became effective on 2 May 2024. Likewise, the general meeting of shareholders approved the implementation of a share buyback program, also agreed upon by the board of directors, for a maximum amount of EUR 1,459 million euros, which finalized on June 2024.

January - March 2025	15

b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	31-03-2025	31-03-2024
Profit attributable to the Parent (EUR million)	3,402	2,852
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(160)	(164)
	3,242	2,688
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	3,242	2,688
Weighted average number of shares outstanding	15,091,121,833	15,770,530,163
Basic earnings per share (euros)	0.21	0.17
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.21	0.17
ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	31-03-2025	31-03-2024
Profit attributable to the Parent (EUR million)	3,402	2,852
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(160)	(164)
	3,242	2,688
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	3,242	2,688
Weighted average number of shares outstanding	15,091,121,833	15,770,530,163
Dilutive effect of options/receipt of shares	78,974,109	73,264,646
Adjusted number of shares	15,170,095,942	15,843,794,809
Diluted earnings per share (euros)	0.21	0.17
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.21	0.17

16	January - March 2025

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2024 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2024.
Following is a summary of the most significant data on the remunerations and benefits for the three-month periods ended 31 March 2025 and 2024:
Remuneration of members of the board of directors (1)

	EUR thousand
	31-03-2025	31-03-2024
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	1,534	1,461
Variable salary remuneration of executive directors	—	—
Directors' fees	256	439
Bylaw-stipulated emoluments (annual emolument)	1,010	1,024
Other	1,591	1,398
Sub-total	4,391	4,322
Transactions with shares and/or other financial instruments	—	—
	4,391	4,322
1.The Notes to the consolidated annual accounts for 2025 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.From 27 June 2024, Mr. Carlos Barrabés, in replacement of Mr. Ramiro Mato, and Mr. Antonio Francesco Weiss joined the board.
Mr. Bruce Carnegie-Brown stepped down as member of the board on 23 March 2024. Mr. Ramiro Mato stepped down as member of the board on 27 June 2024.

Other benefits of members of the board of directors

	EUR thousand
	31-03-2025	31-03-2024
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	307	208
Pension funds and plans: Endowments and/or contributions (1)	604	579
Pension funds and plans: Accumulated rights (2)	81,114	72,301
Life insurance premiums	928	712
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first three months of 2025 and 2024 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 31 March 2025 and 31 March 2024 rights accrued for this concept for EUR 45,631 thousand and EUR 45,361 thousand, respectively.

January - March 2025	17

Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 31 March 2025 and 2024, excluding the executive directors:

	EUR thousand
	31-03-2025	31-03-2024
Senior management (1)
Total remuneration of senior management (2)	8,099	7,445
1.During the first three months of 2025 none of the senior managers have ceased in their functions (During the first three months of 2024, remunerations received by the members of the senior managers who ceased in their functions amounted to EUR 278 thousand).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 15 as at 31 March 2025 (13 persons at 31 March 2024)
The variable annual remuneration (or bonuses) received for fiscal year 2024, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2025 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	31-03-2025	31-03-2024
Senior management (1)
Pension funds: Endowments and / or contributions (2)	1,324	1,198
Pension funds: Accumulated rights (3)	52,174	58,809
1.During the first three months of 2025 none of the senior managers have ceased in their functions (During the first three months of 2024, contributions made by the members of the senior managers who ceased in their functions amounted to EUR 51 thousand).
2.Corresponds to the allocations and/or contributions made during the first three months of 2025 and 2024 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 31 March 2025 and 31 March 2024 rights accumulated for this same concept for EUR 72,828 thousand and EUR 88,826 thousand, respectively.

18	January - March 2025

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 31 March 2025 and 31 December 2024 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	31-03-2025
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	55,975
Equity instruments	16,739	4,602		2,401
Debt instruments	91,215	281	2,844	81,279	127,891
Loans and advances	79,419	795	5,125	11,193	1,093,405
Central Banks	18,021	—	—	—	16,575
Credit institutions	32,419	—	407	345	57,754
Customers	28,979	795	4,718	10,848	1,019,076
Total	243,348	5,678	7,969	94,873	1,221,296

	EUR million
	31-12-2024
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	64,100
Equity instruments	16,636	4,641		2,193
Debt instruments	82,646	447	2,897	76,558	120,949
Loans and advances	66,871	1,042	5,018	11,147	1,082,758
Central Banks	12,966	—	—	—	16,179
Credit institutions	27,314	—	408	363	55,537
Customers	26,591	1,042	4,610	10,784	1,011,042
Total	230,253	6,130	7,915	89,898	1,203,707

January - March 2025	19

Following is the gross exposure of financial assets subject to impairment stages at 31 March 2025 and 31 December 2024:

	EUR million
	31-03-2025				31-12-2024
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	91,878	515	217	92,610	87,135	469	253	87,857
Debt instruments	81,229	53	7	81,289	76,521	41	6	76,568
Loans and advances	10,649	462	210	11,321	10,614	428	247	11,289
Credit institutions	345	—	—	345	363	—	—	363
Customers	10,304	462	210	10,976	10,251	428	247	10,926
Financial assets at amortised cost	1,125,431	83,906	33,938	1,243,275	1,106,876	84,583	34,016	1,225,475
Debt instruments	126,593	876	748	128,217	119,993	556	695	121,244
Loans and advances	998,838	83,030	33,190	1,115,058	986,883	84,027	33,321	1,104,231
Central Banks	16,575	—	—	16,575	16,179	—	—	16,179
Credit institutions	57,759	—	—	57,759	55,542	—	—	55,542
Customers	924,504	83,030	33,190	1,040,724	915,162	84,027	33,321	1,032,510
Total	1,217,309	84,421	34,155	1,335,885	1,194,011	85,052	34,269	1,313,332
On 31 March 2025, Grupo Santander has EUR 535 million (EUR 559 million on 31 December 2024) of exposure in impaired assets purchased with impairment, of which EUR 151 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the three-month periods ended 31 March 2025 and 2024, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	31-03-2025	31-03-2024
Balance as at beginning of period	22,326	22,950

Impairment losses charged to income for the period	3,448	3,394
Of which:
Impairment losses charged to income	6,737	6,151
Impairment losses reversed with a credit to income	(3,289)	(2,757)
Perimeter change	—	—
Write-off of impaired balances against recorded impairment allowance	(3,275)	(3,195)
Exchange differences and other	15	(83)

Balance as at end of period	22,514	23,066

Of which, relating to:
Impaired assets	14,436	14,429
Other assets	8,078	8,637

Of which:
Individually calculated	2,694	3,169
Collectively calculated	19,820	19,897

20	January - March 2025

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 31 March 2025 and 31 March 2024:

	EUR million
	31-03-2025
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,281	4,735	13,967	21,983
Transfers between stages	(271)	227	2,064	2,020
Net changes of the exposure and modifications in the credit risk	286	(213)	1,339	1,412
Write-offs	—	—	(3,234)	(3,234)
Exchange differences and other	(14)	(6)	(18)	(38)
Carrying amount at end of period	3,282	4,743	14,118	22,143

	EUR million
	31-03-2024
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,587	4,930	14,149	22,666
Transfers between stages	(250)	134	1,972	1,856
Variation due to credit risk	308	(105)	1,239	1,442
Write-offs	—	—	(3,195)	(3,195)
Exchange differences and other	(74)	57	(64)	(81)
Carrying amount at end of period	3,571	5,016	14,101	22,688
Previously written-off assets recovered during the first three months of 2025 and 2024 amount to EUR 368 million and to EUR 339 million, respectively. In addition, during the first three months of 2025 EUR 43 million (EUR 70 million during the first three months of 2024) were recognized for losses in the income statement due to renegotiation or contractual modifications mainly due to the CHF mortgage portfolio in Poland. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 3,123 million and EUR 3,125 million during the first three months of 2025 and 2024, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the three-month periods ended 31 March 2025 and 2024, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	31-03-2025	31-03-2024
Balance as at beginning of period	34,179	34,363
Net additions	3,252	3,435
Written-off assets	(3,275)	(3,195)
Perimeter Changes	—	—
Exchange differences and other	(67)	40
Balance at end of period	34,089	34,643
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

January - March 2025	21

d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 31 March 2025 and 31 December 2024:

	EUR million
	31-03-2025		31-12-2024
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1.093.405	1.090.451	1,082,758	1,073,530
Debt instruments	127,891	125,571	120,949	119,539
ASSETS	1.221.296	1.216.022	1,203,707	1,193,069
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2024.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 31 March 2025 and 31 December 2024 is as follows presented by nature:

	EUR million
	31-03-2025	31-12-2024
Tangible assets	2,823	2,851
Of which:
Foreclosed assets	2,596	2,621
Of which: Property assets in Spain	1,861	1,896
Other tangible assets held for sale	227	230
Other assets	1146	1151
Of which: Caceis (Note 2)	1,137	1,137
	3,969	4,002
The balance of the provisions at 31 March 2025 is EUR 2,565 million (EUR 2,606 million at 31 December 2024). The charges recorded in the first three months of 2025 and 2024 amounted to EUR 17 million and EUR 43 million, respectively, and the recoveries undergone during those periods amount to EUR 3 million and EUR 10 million, respectively.

22	January - March 2025

7.   Tangible assets
a)   Changes in the period
In the first three months of 2025 and 2024, tangible assets (rights of use are not included) were acquired for EUR 1,970 million and EUR 2,591 million, respectively.
Likewise, in the first three months of 2025 and 2024 tangible asset items were disposed of with a carrying amount of EUR 1,693 million and EUR 1,596 million, generating a net profit of EUR 2 million and EUR 1 million, respectively.
b)   Property, plant and equipment purchase commitments
At 31 March 2025 and 2024, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 31 March 2025, Grupo Santander has tangible assets under lease for the amount of EUR 1,904 million (EUR 1,918 million at 31 December 2024).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 31 March 2025 and 31 December 2024, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	31-03-2025	31-12-2024
Banco Santander (Brazil)	3,194	3,079
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Bank Polska	1,202	1,178
Santander Portugal	1,040	1,040
Santander US Auto	1,026	1,068
Santander España	998	998
Santander Holding USA (ex. Auto)	832	865
Santander UK	635	641
Banco Santander - Chile	484	482
Grupo Financiero Santander (Mexico)	442	453
Ebury Partners	337	340
Santander Consumer Nordics	217	211
Other entities	355	335
Total Goodwill	13,510	13,438
During the first three months of 2025 there has been an increase in goodwill of EUR 72 million mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading Other comprehensive income - Items that can be reclassified in results- Foreign currency translation of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2024 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first three months of 2025 , there were no triggers that required the recording of impairments.

January - March 2025	23

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 31 March 2025 and 31 December 2024, presented by nature and categories for valuation purposes:

	EUR million
	31-03-2025			31-12-2024
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	50,197			57,753
Short Positions	39,596			35,830
Deposits	75,178	27,259	1,123,495	58,568	28,806	1,126,439
Central banks	7,913	1,236	25,916	13,300	1,774	24,882
Credit institutions	21,843	1,312	85,818	26,284	1,625	90,012
Customer	45,422	24,711	1,011,761	18,984	25,407	1,011,545
Debt instruments	—	8,661	309,555	—	7,554	317,967
Other financial liabilities	—	—	44,579	—	—	39,916
Total	164,971	35,920	1,477,629	152,151	36,360	1,484,322
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	31-03-2025	31-12-2024
Bonds and debentures outstanding	250,575	252,765
Subordinated	32,621	35,461
Promissory notes and other securities	35,020	37,295
Total debt instruments issued	318,216	325,521
The detail, at 31 March 2025 and 2024, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2025 and 2024:

	EUR million
	31-03-2025
	Opening balance as at 01-01-2025	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 03-31-25
Bonds and debentures outstanding	252,765	—	26,757	(26,260)	(2,687)	250,575
Subordinated	35,461	—	346	(2,902)	(284)	32,621
Bonds and debentures outstanding and subordinated liabilities issued	288,226	—	27,103	(29,162)	(2,971)	283,196

24	January - March 2025

	EUR million
	31-03-2024
	Opening balance as at 01-01-2024	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 03-31-24
Bonds and debentures outstanding	231,880	(1,224)	22,953	(11,990)	843	242,462
Subordinated	30,529	—	2,408	(1,110)	94	31,921
Bonds and debentures outstanding and subordinated liabilities issued	262,409	(1,224)	25,361	(13,100)	937	274,383
On 29 March 2025, Banco Santander, S.A. carried out an issue for an amount of EUR 50 million with ISIN code XS1539846896.
On 19 March 2025, Banco Santander, S.A., prepaid all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS179325004 for a total nominal amount of EUR 187.6 million and which trade on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
On 18 March 2025, Banco Santander, S.A. carried out an issue for an amount of EUR 1,500 million with ISIN code XS1201001572.
On 6 March 2025, Banco Santander, S.A. issued subordinated obligations for an amount of AUD 350 million (valued at EUR 202 million) for a term of 10 years with ISIN code AU3FN0096376. The issue was made at 100.00% and the coupon of the issue was fixed at a floating rate of 3mBBSW+192 bps quarterly for the first 5 years, with a redemption option in March 2030. In the event of non-amortization, the coupon will remain at 3mBBSW+192 bps.
On 6 March 2025, Banco Santander, S.A. carried out an issue of subordinated debentures for an amount of AUD 250 million (valued at EUR 144 million) for a term of 10 years with ISIN code AU3CB0319184. The issue was made at 100.00% and the coupon of the issue was set at 5.80% semi-annually for the first 5 years, with a redemption option in March 2030, the coupon being revised, in the event of non-redemption, at a variable rate equivalent to a margin of 192 points plus the 3mBBSW variable rate.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS138406464587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
On 14 March 2024, Banco Santander, S.A. issued subordinated obligations for an amount of USD 1,250 million (valued at EUR 1,158 million) for a term of 10 years. The issuance was made at par and the issue coupon was set at 6.35% per year, payable bi-annually.
On 8 February 2024, Banco Santander, S.A., proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS1951093894, for a total nominal amount of USD 1,200 million (valued at EUR 1,110 million) and that were traded on the Irish Stock Exchange “Global Exchange Market” (the 'PPCC').
On 22 January 2024, Banco Santander, S.A. issued subordinated bonds for an amount of EUR 1,250 million for a term of 10 years and 3 months. The issue was carried out at 99.74% and the issue coupon was set at 5.00% per year for the first 5 years and 3 months, with an amortization option in April 2029, reviewing the coupon, in case of non-amortization, at a fixed rate equivalent to a margin of 250 points plus the 5-year Euro swap rate.
c)    Other issuances guaranteed by Grupo Santander
At 31 March 2025 and 2024, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.

January - March 2025	25

d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 31 March 2025 and 31 December 2024:

	EUR million
	31-03-2025		31-12-2024
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,123,495	1,122,696	1,126,439	1,125,532
Debt instruments	309,555	309,978	317,967	317,912
Liabilities	1,433,050	1,432,674	1,444,406	1,443,444
Additionally, other financial liabilities are accounted for EUR 44,579 million and EUR 39,916 million as of 31 March 2025 and 31 December 2024, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2024, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2024 to 31 March 2025, is mainly due to net provisions against equity for changes in financial assumptions and other experience adjustments, and also to benefit payments, premiums and contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 31 March 2025 and at 31 December 2024 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	31-03-2025	31-12-2024
Provisions for taxes	748	727
Provisions for employment-related proceedings (Brazil)	508	458
Provisions for other legal proceedings	1,464	1,532
Provision for customer remediation	952	1,001
Provision for restructuring	652	589
Other	828	744
	5,152	5,051
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.

26	January - March 2025

Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first three months of 2025, for employment and other legal proceedings, in Brazil, provisions of EUR 122 million and EUR 50 million were recorded, making payments of EUR 89 million and EUR 38 million, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 31 March 2025 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involves several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

January - March 2025	27

•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 742 million, and for lawsuits that qualify as contingent liabilities is EUR 4,986 million.
•Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), andc2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On October 2021 the Court of Justice definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, had no impact on results.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 31 March 2025the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for GBP 552 million (EUR 659.5 million) (plus interest) against (i) Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (together the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. AXA France reduced their claim from GBP 670 million (EUR 800.4 million) (plus interest) to GBP 552 million (EUR 659.5 million) (plus interest) in their Re-Re-Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial took place between 11 March 2025 and 10 April 2025. Judgment is pending.
There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the definitive resolution of the matter. The provision recognized includes the best estimate of the Santander Entities’ liability to the specific portfolio.
•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024 the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA first paused the handling of DCA complaints and then extended this to motor finance commission related complaints which are now paused until 4 December 2025. A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of July 2025 connected to the outcome of the FCA Review.
The outcome of the FCA’s Review will likely be informed by an appeal to the Supreme Court heard in early April 2025 (with judgment pending) of the Court of Appeal’s judgment of October 2024 relating to two other lenders, and by an appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service (FOS) against another lender, due to be heard in July 2025.

28	January - March 2025

On 11 March 2025 the FCA announced that if, taking into account the Supreme Court's decision, it concludes motor finance customers have lost out from widespread failings by firms, then it was likely it would consult on an industry-wide redress scheme. The FCA committed to updating the market on its proposed approach within 6 weeks of the Supreme Court’s decision.

In light of the Court of Appeal’s judgment of October 2024, the Santander UK Group recognised a provision of GBP 295 million (EUR 352.4 million) in its financial results for 2024. This included estimates for operational and legal costs and potential awards, based on various scenarios using a range of assumptions, including the outcomes of the appeals above. There continue to be significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, and the nature, extent and timing of any remediation action if required. As such, the ultimate financial impact could be materially different than the amount provided, and it is not practicable to quantify the extent of any remaining contingent liability.

•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place and on 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator and confirming the first instance judgment. Delforca and Monesa (not the bankruptcy administrator) have filed an appeal in cassation before the Supreme Court against the judgment of the Provincial Court of Barcelona.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: class action filed by AFABESP (an association of retirees and former Banespa employees) claiming payment of a semi-annual bonus provided for in the Bank's bylaws. The final decision rendered on the merits was unfavorable to Santander. However, a favorable decision was subsequently rendered stating that each beneficiary of the decision shall file an individual lawsuit to receive the due amount.
Since the judgments adopted different positions for each case, a procedure called Incident for the Resolution of Repetitive Demands (IRDR) was commenced before the Regional Labor Court (TRT) with the purpose of establishing objective criteria regarding the arguments brought by the Bank, mainly the statute of limitations and limitation of payments until December 2006 (Plan V). On 11 March 2024, the IRDR was admitted for future judgment, and it was determined that all cases filed in São Paulo - Capital remained suspended from its second instance (TRT).
Finally, due to the divergence between the interpretation of the Federal Constitution, an Action for Allegation of Non- Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) settles the issue and indicates the correct statute of limitations to be used in the individual cases filed.
On 27 June 2024, an agreement was signed with the indication of a nominal and exhaustive list of 7,299 retirees who, according to the criteria presented by the Bank, are entitled to payment of the amounts related to semi-annual bonuses. The maximum value of the agreement was of BRL 2,742.2 million (EUR 442.6 million); though ultimately depended on the individual and voluntary adherence of each beneficiary. At the end of the voluntary adherence period in August 2024, 6,501 people had adhered to the agreement (89% of the total), out of which 6,500 agreements were finally approved at the deadline for judicial approvals set on 15 October 2024, totalling BRL 2,440.51 million (~EUR 393.9 million). The bank has accounted for against equity (other comprehensive income) the amounts necessary to make the capital contributions to the fund Banesprev for the payments derived from the Agreement. As to the beneficiaries who have not adhered to the Agreement, as of the date of these interim financial statements, there are ongoing factual and legal issues that make it impossible to reliably predict the potential impact.
•Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits (economic plans). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 31 March 2025, the provision recorded for the economic plan proceedings amounts to EUR 177.8 million.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.

January - March 2025	29

In relation to these appeals, on the one hand, the General Court of the European Union (GCUE) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE rendered five judgements in which it completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Although four of these five judgments were initially appealed in cassation before the CJEU, in July 2023 one of the appellants withdrew his appeal. In June 2024, the CJEU upheld the appeal in case C-551/22-P brought by the Commission. In October 2024 the CJEU has dismissed the appeals in cases C-535/22-P, C-541/22-P and C-448/22-P. Therefore, all appeals before the CJEU have already been resolved. Following these judgments, numerous appeals pending before the General Court have been closed. As of 31 March 2025, 43 appeals are still pending before the General Court.
On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council of 15 May, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract.
Regarding this judgment the Supreme Court submitted three preliminary rulings about the application of the judgment of 5 May 2022 to other capital instruments such as preferred stock, subordinated obligations and subordinated bonds. On 5 September 2022, CJEU ruled that Directive 2014/59 precludes, after the total write down of the shares in a credit institution under resolution, that persons who have purchased (i) capital instruments that have been converted into shares in that credit institution before the adoption of resolution measures against it, or (ii) capital instruments which, in the context of that procedure, have been converted into shares in that credit institution, which were subsequently transferred to another credit institution, from bringing, against that institution or against its successor entity, an action for damages on the basis of flawed and incorrect information provided in the prospectus or a declaration of nullity. Currently, there are five preliminary rulings pending: three preliminary rulings referred by the First Instance Court 3 of Santa Coloma de Farners in April 2023 concerning pre-emptive subscription rights and the compatibility of the principles of proportionality and legal certainty with the bringing of legal actions by former holders of pre-emptive subscription rights and shares against the entity issuing the securities or against the entity succeeding it, which is currently suspended; and (ii) two preliminary rulings referred by the Supreme Court in November 2023 which complement the ones requested in December 2022, regarding to a holder of subordinated bonds who filed a claim against Banco Popular before the resolution.
On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed. The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. After that, the proceedings will be forwarded to the Criminal Chamber of the National Court for the oral trial. Regarding the civil liability, notwithstanding that the Bank considers that in light of the CJEU’s rulings dated 5 May 2022 and 5 September 2024 it has no subsidiary civil liability the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 and of 5 September 2024 referred above, represented a very significant reduction in the risk associated with these claims

30	January - March 2025

•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties and/or disgorgement of proceeds), cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause.
On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million. On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. Existing provisions cover the estimated risk of loss.
•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland regarding the consequences of potentially unfair contractual clauses in CHF-Indexed loan agreements. The CJEU left it up to national courts to decide in this regard, indicating that it is possible to invalidate a contract if it cannot be maintained without the abusive terms and there are no explicit supplementary provisions that can replace these terms.
On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.
On 25 April 2024, the Civil Chamber of the Supreme Court rendered a decision according to which: (i) in the event that a provision of an indexed or denominated loan agreement relating to the manner of determining the exchange rate of a foreign currency constitutes an abusive contractual term and is not binding, based on the current case law, it is not possible for this provision to be replaced by any other method of determining exchange rates under the law or prevailing practices; (ii) in the event that it is not possible to determine a foreign currency exchange rate binding for the parties in an indexed or denominated credit agreement, the agreement is not binding. Further, referring to the issues related to the cancellation of a credit agreement, the Supreme Court pointed out that: (i) if the bank has paid all or part of the credit amount to the borrower and the borrower has made repayments of the credit, independent claims for the repayment of the undue payment arise in favour of each party (the so-called two condition theory); (ii) the limitation period of the bank's claim for reimbursement of amounts paid under the credit begins from the day following the day on which the borrower challenged the bindingness of the terms of the agreement; (iii) there is no legal basis for either party to claim interest or other benefits for the use of its funds during the period between the undue payment and the date when the repayment became due. The criteria set out by the Supreme Court in its decision could clarify the previous decisions described above. Nine judges of the Supreme Court declined to participate in the resolution raising questions of a constitutional nature and six judges submitted dissenting opinions mainly on issues related to the maintenance of the agreement after the elimination of abusive clauses.
Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice, including the impact of the aforementioned Supreme Court resolution on this case law. The Bank is reaching settlements with customers who have taken legal action as well as with those who have not yet decided to file a lawsuit. The settlement scenario is reflected in the model used to calculate provisions for legal risks.

January - March 2025	31

As of 31 March 2025, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of loans affected by the legal risk connected with CHF mortgage for an approximate gross amount of PLN 4,686 million (EUR 1,118.5 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of the same date, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to PLN 6,124 million (EUR 1,461.8 million) of which PLN 4,326.1 million (EUR 1,032.6 million) corresponds to adjustment to gross carrying amount under IFRS 9 and PLN 1,797.9 million (EUR 429.2 million) to provisions recognized in accordance with IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 in the first three months of 2025 amounted to PLN 61.8 million (EUR 14.5 million), the additional provisions under IAS 37 amounted to PLN 6.3 million (EUR 1.5 million). Other costs related to the dispute amounted to PLN 149.6 million (EUR 35.6 million). These provisions represent the best estimate as at 31 March 2025. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
In December 2020, the Polish Financial Supervision Authority (KNF) presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. The Bank has prepared settlement proposals which consider both the key elements of conversion of home loans indexed to CHF, as proposed by the KNF Chairman, and the conditions defined internally by the Bank. The proposals are being presented to customers. This is reflected in the model which is currently used to calculate legal risk provisions.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional reviews and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final.
On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which was resolved in favour of Santander Mexico. Plaintiffs requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above and this was resolved in favour of Plaintiffs, and consequently the matter was referred to the Second Collegiate Court of the Fourth Circuit based in Nuevo León. The President of this Court considered that the Seventh Civil Chamber of the Superior Court of Justice of Nuevo León had fulfilled the Amparo granted to Mrs. Garza, therefore the Bank presented disconformity “inconformidad”, which was sent for resolution by the Second Collegiate Court of the Fourth Circuit based in Nuevo León. However, on 22 April 2024, the Bank asked the Supreme Court of Justice of the Nation to take up the matter. This has been accepted and consequently, the Supreme Court of Justice will resolve the matter. In addition, the Bank presented a recurso de reclamación for procedural defects against the non-admission of the recurso de revisión extraordinario issued by the then president of the Suprema Corte de Justicia de la Nación , which is pending to be resolved by the Supreme Court of Justice of the Nation.
Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered to be sufficient to cover the risks deriving from this claim.
•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
In relation to the statute of limitations, on 25 April 2024, two judgments were rendered (cases C-561/21 and C-484/21) in which the ECJ stated that the commencement of the statute of limitations for the annulment of the mortgage expenses shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the ECJ has

32	January - March 2025

handed down judgments confirming that the statute of limitations for the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the ECJ has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the annulment of mortgage expenses has been raised before the ECJ by the First Instance Court No 8 of La Coruña. In December in 2024, the Supreme Court handed down two additional judgments regarding statute of limitations, in which it determines that the date to be considered for the purposes of the application of Directive 93/1994 and, consequently, the statute of limitations detailed in its previous judgments, is 31 December 1994 (i.e. the date when the deadline for its transposition ended). This is based on the principle of interpretation in accordance with directives not transposed (applicable once their transposition period has expired). The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 March 2025, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
11.   Equity
In the three-month periods ended 31 March 2025 and 2024 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 31 March 2025 and 31 December 2024 consisted of EUR 7,576 million, represented by 15,152,492,322 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issuances in excess of par value.

January - March 2025	33

c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	31-03-2025	31-12-2024
Other comprehensive income accumulated	(36,179)	(36,595)
Items not reclassified to profit or loss	(4,232)	(4,757)
Actuarial gains or losses on defined benefit pension plans	(4,050)	(4,404)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	(1)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(220)	(432)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	258	284
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(258)	(284)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	37	80
Items that may be reclassified to profit or loss	(31,947)	(31,838)
Hedge of net investments in foreign operations (effective portion)	(8,047)	(8,002)
Exchange differences	(22,778)	(22,375)
Hedging derivatives (effective portion)	14	(298)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(705)	(736)
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(431)	(427)
d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first three months of 2025, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 91 million. The main impacts are:
In first place, due to the lower addition against equity amounting to EUR 94 million, with the following breakdown:
•Decrease of EUR 76 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the variation in the discount rate (increase from 5.54% to 5.81%) and the variation in inflation (decrease from 3.11% to 3.06%). These effects have been partially offset by the behaviour of the asset portfolio.
•Decrease of EUR 24 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -increase from 3.00% to 3.60%-.
•Decrease of EUR 20 million in the accumulates actuarial losses relating to the Group´s entities in Germany, mainly due to the evolution experienced by the discount rate -increase from 3.56% to 3.92%-.
•Increase of EUR 21 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, mainly due to the behaviour of the asset portfolio.
•Increase of EUR 5 million in the cumulative actuarial losses relating to the Group's businesses in other geographical areas.
In second place, due to the evolution of exchange rates, a EUR 3 million increase.

34	January - March 2025

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2025 and 31 December 2024 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	31-03-2025				31-12-2024
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	39	(1,324)	(1,285)	121	39	(1,328)	(1,289)	117
International
Rest of Europe	132	(71)	61	301	131	(71)	60	299
United States	25	—	25	39	22	—	22	24
Latin America and rest	979	—	979	1,940	775	0	775	1,753
	1,175	(1,395)	(220)	2,401	967	(1,399)	(432)	2,193
Of which:
Listed	984	(49)	935	1,984	779	(51)	728	1,780
Unlisted	191	(1,346)	(1,155)	417	188	(1,348)	(1,160)	413

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first three months of 2025 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general depreciation of the currencies, except the Brazilian real, Chilean peso and the Polish zloty (see Note 1.e).
Of this variation, a capital loss of EUR 55 million corresponds to the valuation at the closing exchange rate of goodwill for the first three months of 2025 (see Note 8).

January - March 2025	35

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2025 and 31 December 2024 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	31-03-2025				31-12-2024
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	125	(2)	123	16,759	103	0	103	13,764
Rest of Europe	220	(67)	153	16,497	268	(70)	198	15,413
Latin America and rest of the world	98	(875)	(777)	39,086	76	(944)	(868)	38,784
Issued by Private-sector
Spain	62	(43)	19	6,179	96	(23)	73	6,019
Rest of Europe	20	(15)	5	7,555	25	(18)	7	7,478
Latin America and rest of the world	16	(244)	(228)	6,396	16	(265)	(249)	6,247
	541	(1,246)	(705)	92,472	584	(1,320)	(736)	87,705

36	January - March 2025

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by business units in which benefits are obtained or by geography. The information is prepared by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
During the first quarter of 2025, Grupo Santander made changes to the composition of its primary segments, as well as to the criteria for allocating profit among them, as follows:
•To better align reporting with the changes to the management structure in Wealth Management & Insurance, investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail and Commercial Banking or Corporate and Investment Banking have been incorporated into Wealth Management & Insurance.
•Profit sharing criteria between Retail & Commercial Banking and Cards has been improved, aligning criteria across the Group.
•Additionally, it has been completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
The Group's main level of segmentation, derived from its management model, consolidates the Group's businesses under five business areas:
•Retail & Commercial Banking (Retail): area that integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except for private banking clients and for business originated in the consumer finance and the cards businesses. Detailed financial information is provided for Spain (Retail Spain), the United Kingdom (Retail United Kingdom), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent the majority of the total Retail business.
•Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided for Europe and UU.EE.
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and investment platforms (the new vertical, Portfolio Investments).
•Payments: digital payments solutions, providing global technology solutions for the banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where Group operates).
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment accompanying consolidated income statements for the three-month periods ended 31 March 2025 and 2024.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.

January - March 2025	37

This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the three-month periods ended 31 March 2025 and 2024:

	EUR million
	Gross Margin		Profit before taxes		Profit
Segment	31-03-2025	31-03-2024	31-03-2025	31-03-2024	31-03-2025	31-03-2024
Retail & Commercial Banking	7,895	8,061	2,823	2,414	1,902	1,539
Digital Consumer Bank	3,234	3,184	674	618	492	463
Corporate & Investment Banking	2,220	2,123	1,234	1,121	806	716
Wealth Management & Insurance	1,019	905	639	531	471	376
Payments	1,383	1,318	248	238	126	115
Corporate Centre	(215)	(210)	(431)	(340)	(394)	(357)
Underlying Profit	15,537	15,380	5,187	4,583	3,402	2,852
Adjustments	—	(335)	—	—	—	—
Statutory Profit	15,537	15,045	5,187	4,583	3,402	2,852

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first three months of 2025 and 2024, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	31-03-2025
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	34	1	35
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	44	—	44
	—	—	78	1	79
Income
Finance income	—	—	114	2	116
Dividends received	—	—	—	—	—
Services rendered	—	—	7	—	7
Sale of stocks	—	—	—	—	—
Other income	—	—	337	—	337
	—	—	458	2	460

38	January - March 2025

	EUR million
	31-03-2025
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	705	(37)	668
Financing agreements: loans and capital contributions (borrower)	—	(3)	273	(121)	149
Guarantees provided	—	—	—	4	4
Guarantees received	—	—	—	—	—
Commitments acquired	—	2	69	9	80
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	1	(49)	1	(47)

	EUR million
	31-03-2025
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	14	10,862	184	11,060
Other collection rights	—	—	582	6	588
	—	14	11,444	190	11,648
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	13	3,311	171	3,495
Other payment obligations	—	—	210	—	210
	—	13	3,521	171	3,705

	EUR million
	31-03-2024
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	40	1	41
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	41	—	41
	—	—	81	1	82
Income
Finance income	—	—	125	2	127
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	387	1	388
	—	—	512	3	515

January - March 2025	39

	EUR million
	31-03-2024
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(2)	593	(33)	558
Financing agreements: loans and capital contributions (borrower)	—	(2)	666	(25)	639
Guarantees provided	—	—	8	3	11
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	5	2	7
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(95)	—	(95)

	EUR million
	31-12-2024
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
		—	—	—	—
Loans and credits granted		14	10,157	221	10,392
Other collection rights		—	625	5	630
	—	14	10,782	226	11,022
Credit balances:
Suppliers and creditors granted		—	—	—	—
Loans and credits received		16	3,038	292	3,346
Other payment obligations		—	205	—	205
	—	16	3,243	292	3,551

40	January - March 2025

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	31-03-2025	31-12-2024
Loan commitments granted	306,977	302,861
Of which impaired	438	511
Financial guarantees granted	17,548	16,901
Of which impaired	424	217
Bank sureties	17,518	16,887
Credit derivatives sold	30	14
Other commitments granted	163,316	134,493
Of which impaired	573	793
Other granted guarantees	59,811	61,551
Other	103,505	72,942
The breakdown of the off-balance sheet exposure and impairment on 31 March 2025 and 31 December 2024 by impairment stages is EUR 468,170 million and EUR 435,147 million of exposure and EUR 309 million and EUR 305 million of impairment in stage 1, EUR 18,236 million and EUR 17,587 million of exposure and EUR 180 million and EUR 192 million of impairment in stage 2, and EUR 1,435 million and EUR 1,521 million of exposure and EUR 220 million and EUR 213 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the three-month periods ended 31 March 2025 and 2024 is as follows:

Average headcount
	Bank		Group
	31-03-2025	31-03-2024	31-03-2025	31-03-2024
Men	11,972	12,295	98,415	100,122
Women	11,491	11,771	108,321	111,686
	23,463	24,066	206,736	211,808
The number of branches, depending on their location, as of 31 March 2025 and 31 December 2024 is as follow:

Number of branches
	Group
	31-03-2025	31-12-2024
Spain (*)	1,832	1,877
Group	6,078	6,134
	7,910	8,011
(*) Includes branches in Spain of the Digital Consumer Bank business.

January - March 2025	41

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 31 March 2025 and 31 December 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	31-03-2025			31-12-2024
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	93,865	149,483	243,348	88,147	142,106	230,253
Non-trading financial assets mandatorily at fair value through profit or loss	2,063	3,615	5,678	2,037	4,093	6,130
Financial assets at fair value through profit and loss	2,741	5,228	7,969	2,744	5,171	7,915
Financial assets at fair value through other comprehensive income	71,452	23,421	94,873	67,680	22,218	89,898
Hedging derivatives (assets)	—	4,665	4,665	—	5,672	5,672
Financial liabilities held for trading	33,628	131,343	164,971	29,974	122,177	152,151
Financial liabilities designated at fair value through profit or loss	—	35,920	35,920	—	36,360	36,360
Hedging derivatives (liabilities)	—	4,505	4,505	—	4,752	4,752
Liabilities under insurance contracts	—	17,777	17,777	—	17,829	17,829
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first three months of 2025 and 2024, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and types of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2024.
As the end of 31 March 2025, the CVA (Credit Valuation Adjustment) accounted for was EUR 269 million (a decrease of 1.1% compared to 31 December 2024) and adjustments of DVA (Debt Valuation Adjustment) was EUR 313 million (a decrease of 1.3% compared to 31 December 2024). The reduction in CVA is mainly due to changes in spread curve calculation models for some items, while the reduction in DVA is due to movements in credit markets.

42	January - March 2025

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 March 2025 and 31 December 2024:

	EUR million		EUR million
	Fair values calculated using internal models at 03-31-2025 (*)		Fair values calculated using internal models at 12-31-2024 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	171,134	15,278	163,941	15,319
Financial assets held for trading	145,296	4,187	138,176	3,930
Central banks (**)	17,757	264	12,966	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	31,929	490	26,546	769	Present value method	Yield curves, FX market prices
Customers (**)	26,439	2,403	24,602	1,801	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	14,342	115	11,115	413	Present value method	Yield curves, FX market prices
Derivatives	54,829	915	62,947	947
Swaps	41,846	634	47,519	556	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,179	42	1,583	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,749	10	1,879	30	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	1,789	60	1,445	—	Present value method	Yield curves, FX market prices
Index and securities options	686	87	465	241	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	7,580	82	10,056	118	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	4,647	18	5,652	20
Swaps	4,384	18	5,390	20	Present value method	Yield curves, FX market prices, Basis
Interest rate options	1	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	262	—	260	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,351	2,264	1,505	2,588
Equity instruments	663	1,875	763	1,841	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	48	234	205	242	Present value method	Yield curves
Loans and receivables	640	155	537	505	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,171	57	5,065	106
Credit institutions	407	—	408	—	Present value method	Yield curves, FX market prices
Customers (***)	4,698	19	4,590	20	Present value method	Yield curves, FX market prices, HPI
Debt instruments	66	38	67	86	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	14,669	8,752	13,543	8,675
Equity instruments	4	378	5	375	Present value method	Yield curves,Market price, Dividends and Others
Debt instruments	10,762	1,083	9,644	1,047	Present value method	Yield curves, FX market prices
Loans and receivables	3,903	7,291	3,894	7,253	Present value method	Yield curves, FX market prices and Credit curves

January - March 2025	43

LIABILITIES	188,295	1,250	179,766	1,352
Financial liabilities held for trading	130,482	861	121,243	934
Central banks (**)	7,913	—	13,300	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	21,783	60	26,284	—	Present value method	FX market prices, Yield curves
Customers (**)	45,418	4	18,984	—	Present value method	FX market prices, Yield curves
Derivatives	48,631	797	56,205	934
Swaps	35,670	368	41,283	479	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	762	40	1,057	—	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,007	130	2,295	79	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	1,416	201	1,160	294	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	1,781	43	1,276	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	6,995	15	9,134	82	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	6,737	—	6,470	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,494	11	4,740	12
Swaps	4,318	11	4,618	12	Present value method	Yield curves ,FX market prices, Basis
Interest rate options	2	—	3	—	Black's Model	Yield curves, Volatility surfaces, FX market prices and Liquidity
Other	174	—	119	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	35,810	110	36,200	160	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	17,509	268	17,583	246	Present Value Method with actuarial techniques	Mortality tables and yield curves
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.
(****) Includes mainly short-term deposits that are managed based on their fair value.

44	January - March 2025

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first three months of 2025 arising from models whose significant inputs are unobservable market data (level 3) amounted to a loss of EUR 170 million (EUR 147 million of profit in the first three months of 2024).

January - March 2025	45

The table below shows the effect, at 31 March 2025 and 31 December 2024, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

31-03-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.05)	—
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(3.58)	3.58
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.10%	(3.15)	3.23
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(3.81)	3.72
Others	Discounted Cash Flows	Credit spread	10% - 90%	39.50%	(0.32)	0.19
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.5)bps - 6.5bps	0.00bp	(0.20)	0.20
CDS	Price	Credit spread	100% - 250%	175.90%	(0.10)	0.10
CCS	Discounted Cash Flows	Credit spread	156.7% - 158.7%	157.70%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	41.20%	(0.38)	0.55
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(17.39)	17.39
FX Forward	Forward estimation	Swap Rate	0% - 15%	7.50%	(0.03)	0.03
Fx Options	Fx option pricing model	Volatility	0.1% - 39.8%	20.10%	(0.52)	0.53
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.80%	(0.24)	0.21
IR Options	IR option pricing model	Volatility	0% - 30%	16.90%	(0.13)	0.16
IRS	Discounted Cash Flows	Credit spread	28.9% - 133.5%	70.90%	(1.66)	1.12
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	49.50%	(2.86)	2.80
IRS	Others	Others	5% - n.a.	n.a.	(2.42)	3.35
Others	Forward estimation	Price	60bps - 300bps	181.5bps	(3.45)	3.54
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(3.11)	3.11
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	54.00%	(3.57)	4.36
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.60%	(0.13)	0.13
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24

46	January - March 2025

31-03-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.00%	(8.48)	8.42
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.12)	0.12
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(187.47)	187.47
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a. - n.a.	n.a.	(24.52)	—
Loans	Discounted Cash Flows	Interest rate curve	5.7% - 7.6%	6.70%	(0.12)	0.12
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.00bps	—	—
Loans	Forward estimation	Credit spread	153.7bps - 233.7bps	153.70bps	(3.53)	—
Loans	Market price	Market price	(2.2)% - 0.4%	(1.8)%	(15.06)	2.55
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.00bps	—	—
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	0.7% - 4.2%	2.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.84)	37.84
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	49.30%	(0.09)	0.08
FX Options	Volatility option model	Volatility	10% - 90%	50.10%	(0.02)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	49.50%	(2.86)	2.80
IRS	Discounted Cash Flows	Credit Spread	34bps - 68bps	44.20bps	(3.12)	1.34

January - March 2025	47

31-12-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.	n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.06%	(4.50)	4.61
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	3.99%	(8.07)	8.02
Others	Discounted Cash Flows	Credit spread	10% - 90%	54.05%	(1.18)	1.45
Derivatives
Cap&Floor	Forward estimation	Interest rate	(2)bps - 2bps	0.00bps	—	—
CCS	Discounted Cash Flows	Credit spread	158% - 165%	161.50%	(0.01)	0.01
CDS	Price	Credit spread	100% - 250%	178.83%	(0.09)	0.10
EQ Options	EQ option pricing model	Volatility	0% - 70%	41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(21.54)	21.54
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.08%	(0.06)	0.07
FX Options	FX option pricing model	Volatility	0% - 40%	20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	0% - 30%	17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.	n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%	155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1% - 99%	49.58%	(2.45)	2.41
Others	Forward estimation	Price	60bps - 300bps	181.50bps	(3.00)	3.08
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	50.00%	(0.63)	0.63
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2.0%	1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24

48	January - March 2025

31-12-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.96%	(3.63)	3.55
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%	4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.00bps	(30.36)	30.36
Loans	Forward estimation	Credit spread	150bps - 232bps	150bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%	0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	(0.09)bps	(0.09)	0.09
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.6% - 5.2%	3.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	42.20%	(0.11)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	47.12%	(4.77)	4.24
IRS	Discounted Cash Flows	Credit spread	34bps - 68bps	44bps	(4.09)	1.65
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

January - March 2025	49

Lastly, the changes in the financial instruments classified as level 3 in the first three months of 2025 and 2024 were as follows:

	01-01-2025	Changes						31-03-2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,930	1,864	(1,742)	36	—	119	(20)	4,187
Central Banks	—	244	—	20	—	—	—	264
Credit institutions	769	120	(402)	3	—	—	—	490
Customers	1,801	1,351	(886)	11	—	126	—	2,403
Debt instruments	413	58	(331)	(19)	—	(13)	7	115
Equity instruments	—	—	—	—	—	—	—	—
Trading derivatives	947	91	(123)	21	—	6	(27)	915
Swaps	556	67	(26)	(1)	—	(15)	53	634
Exchange rate options	2	3	—	(9)	—	9	37	42
Interest rate options	30	—	—	—	—	(3)	(17)	10
Interest rate futures	—	3	(27)	40	—	44	—	60
Index and securities options	241	2	(2)	(32)	—	(29)	(93)	87
Other	118	16	(68)	23	—	—	(7)	82
Hedging derivatives (Assets)	20	—	—	(2)	—	—	—	18
Swaps	20	—	—	(2)	—	—	—	18
Financial assets designated at fair value through profit or loss	106	4	(52)	(3)	—	—	2	57
Loans and advances to customers	20	—	—	—	—	—	(1)	19
Debt instruments	86	4	(52)	(3)	—	—	3	38
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	116	(17)	88	—	(462)	(49)	2,264
Loans and advances to customers	505	42	(5)	59	—	(464)	18	155
Debt instruments	242	6	(5)	(11)	—	2	—	234
Equity instruments	1,841	68	(7)	40	—	—	(67)	1,875
Financial assets at fair value through other comprehensive income	8,675	2,937	(2,855)	—	(14)	(11)	20	8,752
Loans and advances to customers	7,253	2,937	(2,843)	—	(17)	(51)	12	7,291
Debt instruments	1,047	—	(12)	—	3	40	5	1,083
Equity instruments	375	—	—	—	—	—	3	378
TOTAL ASSETS	15,319	4,921	(4,666)	119	(14)	(354)	(47)	15,278
Financial liabilities held for trading	934	113	(339)	277	—	(102)	(22)	861
Credit institutions	—	60	—	—	—	—	—	60
Customers	—	4	—	—	—	—	—	4
Trading derivatives	934	49	(339)	277	—	(102)	(22)	797
Swaps	479	14	(122)	(1)	—	(2)	—	368
Exchange rate options	—	1	(1)	(2)	—	14	28	40
Interest rate options	79	—	(2)	24	—	2	27	130
Index and securities options	294	1	(16)	(79)	—	69	(68)	201
Securities and interest rate futures	—	32	(127)	318	—	(184)	4	43
Others	82	1	(71)	17	—	(1)	(13)	15
Hedging derivatives (Liabilities)	12	—	—	(1)	—	—	—	11
Swaps	12	—	—	(1)	—	—	—	11
Interest rate options	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	160	4	(4)	—	—	(50)	—	110
Liabilities under insurance contracts	246	—	—	13	—	—	9	268
TOTAL LIABILITIES	1,352	117	(343)	289	—	(152)	(13)	1,250

50	January - March 2025

	01-01-2024	Changes						31-03-2024
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	2,086	315	(67)	30	—	(392)	(5)	1,967
Debt instruments	914	39	(5)	2	—	(351)	(2)	597
Equity instruments	1	—	—	—	—	—	(1)	—
Trading derivatives	1,147	276	(62)	28	—	(80)	(2)	1,307
Swaps	577	264	(48)	9	—	(4)	—	798
Exchange rate options	9	—	(1)	2	—	1	—	11
Interest rate options	153	—	—	(23)	—	(59)	—	71
Index and securities options	235	6	(1)	50	—	(18)	(2)	270
Other	173	6	(12)	(10)	—	—	—	157
Financial assets designated at fair value through profit or loss	181	184	(95)	12	—	—	(1)	281
Loans and advances to customers	31	162	(3)	(5)	—	—	(1)	184
Debt instruments	150	22	(92)	17	—	—	—	97
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	80	(140)	45	—	(1)	43	2,122
Loans and advances to customers	287	6	(66)	34	—	—	—	261
Debt instruments	313	2	(58)	2	—	—	—	259
Equity instruments	1,495	72	(16)	9	—	(1)	43	1,602
Financial assets at fair value through other comprehensive income	5,989	1,732	(1,765)	—	(10)	7	(29)	5,924
Loans and advances to customers	4,938	1,729	(1,763)	—	2	—	(1)	4,905
Debt instruments	559	—	(2)	—	(14)	7	(28)	522
Equity instruments	492	3	—	—	2	—	—	497
TOTAL ASSETS	10,351	2,311	(2,067)	87	(10)	(386)	8	10,294
Financial liabilities held for trading	869	78	(36)	(54)	—	76	(1)	932
Trading derivatives	869	78	(36)	(54)	—	76	(1)	932
Swaps	388	64	(14)	(71)	—	40	—	407
Interest rate options	139	3	(19)	(21)	—	17	1	120
Index and securities options	187	—	(3)	49	—	14	(2)	245
Exchange rate options	8	—	—	(5)	—	5	—	8
Others	147	11	—	(6)	—	—	—	152
Hedging derivatives (Liabilities)	6	—	—	(1)	—	—	—	5
Swaps	6	—	—	(1)	—	—	—	5
Financial liabilities designated at fair value through profit or loss	29	279	—	(1)	—	(7)	(1)	299
Liabilities under insurance contracts	323	—	—	(4)	—	—	(2)	317
TOTAL LIABILITIES	1,227	357	(36)	(60)	—	69	(4)	1,553

January - March 2025	51

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

52	January - March 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 30 April 2025	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer